Exhibit 99.2

ACORDA PRESS RELEASE 19 January 2016 at 9:45 a.m. (EET)

ACORDA ANNOUNCES A RECOMMENDED CASH TENDER OFFER FOR ALL SHARES, ADSs AND OTHER EQUITY INSTRUMENTS IN BIOTIE

Acorda Therapeutics, Inc. (“Acorda”) and Biotie Therapies Corp. (“Biotie” or the “Company”) have today entered into a combination agreement (“Combination Agreement”) whereby Acorda, either directly or through a wholly-owned subsidiary (jointly the “Offeror”), will make a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares, American Depositary Shares (“ADSs”), stock options, share units and warrants in Biotie that are not owned by Biotie or any of its subsidiaries (the “Tender Offer”).

The price offered for each share validly tendered into the Tender Offer will be EUR 0.2946 in cash, representing a premium of approximately 95 per cent compared to the closing price of the Biotie shares on Nasdaq Helsinki Ltd. (“Nasdaq Helsinki”) on 18 January 2016, the last trading day on Nasdaq Helsinki preceding this announcement. This represents a premium of approximately 84 per cent compared to the 3 month volume-weighted average trading price on Nasdaq Helsinki and approximately 56 per cent compared to the 6 month volume-weighted average trading price on Nasdaq Helsinki.

The price offered for each ADS will be EUR 23.5680 in cash, payable in the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the closing date of the Tender Offer. As of January 18, 2016, this would be equivalent to 25.60 USD per ADS in cash, based on the average exchange rate from the last 5 trading days to January 15 of 1.0864 USD to 1.00 EUR, representing a premium of approximately 94 per cent compared to the closing price of the Biotie ADSs on the Nasdaq Stock Market LLC (“Nasdaq US”) on 15 January 2016, the last trading day on the Nasdaq US preceding this announcement. Acorda will also offer to acquire all of the outstanding option rights, share units and warrants issued by Biotie.

The Board of Directors of Biotie recommends that the holders of Biotie shares, ADSs, option rights, share units and warrants accept the Tender Offer. The Board’s decision has been unanimous. The Board of Directors of Biotie will issue its complete statement regarding the Tender Offer in accordance with the Finnish Securities Market Act before the commencement of the Tender Offer. In connection with the Tender Offer, the Board of Directors of Biotie has received an opinion from Biotie’s financial advisor.

Certain factors considered by the Board of Directors of Biotie when giving its recommendation include (i) the costs required to gain approval and to subsequently launch the products, which could require an additional dilutive financing, (ii) the various strategic alternatives available to the Company, taking into account discussions with other possible counterparties; (iii) the risks of a successful launch of the products for the Company to be able to realize the full economic value of the products and (iv) the fact that the offer is a cash offer and not subject to a financing condition.

Certain Biotie shareholders and ADS holders representing in total approximately 59 per cent of the outstanding shares and votes in Biotie on a fully diluted basis have subject to certain customary conditions irrevocably undertaken to accept the Tender Offer, including all the holders of Biotie warrants and members of the management team of Biotie.

Board Member Mr. Don M Bailey, Vivo Capital, whose venture partner is Board Member Mr. Mahendra G. Shah, and Versant Euro Ventures, whose partner is Board Member Mr. Guido Magni, representing in total approximately 27 per cent of the outstanding shares and votes in Biotie on a fully diluted basis (which is included in the 59 per cent mentioned in the paragraph above), have subject to certain customary conditions irrevocably undertaken to accept the Tender Offer. Mr. Bailey, Vivo Capital and Versant Euro Ventures have made the commitment in question after Biotie’s Board of Directors approved the entry into the Combination Agreement. Board Members Mr. Bailey, Mr. Shah and Mr. Magni shall not participate in the giving of the Board of Directors’ statement regarding the Tender Offer.

“Our acquisition of Biotie positions Acorda as a leader in Parkinson’s disease therapeutic development, with three clinical-stage compounds that have the potential to improve the lives of people with Parkinson’s. Tozadenant, Biotie’s most advanced clinical program, is a promising therapy being developed to reduce daily OFF time,” said Ron Cohen, M.D., Acorda’s President and CEO. “Adenosine A2a receptor antagonists may be the first new class of drugs approved for the treatment of Parkinson’s in the U.S. in over 20 years. Approximately 350,000 people with Parkinson’s in the U.S. experience OFF periods, and if approved, tozadenant could provide a much needed treatment option.”

Dr. Cohen added, “Tozadenant is a compelling opportunity with potential market exclusivity to 2030. The Phase 2 data were highly statistically significant and clinically meaningful. We are targeting an NDA filing by the end of 2018.”

Mr. William M. Burns, Chairman of the Board of Biotie commented “We have carefully assessed the terms and conditions of the Offer and believe that it is an attractive offer to shareholders that recognizes the strategic value of Biotie.”

Mr. Burns continued, “With the shared mission to improve the lives of patients with neurological diseases, this transaction will allow Acorda and Biotie to bring together their expertise and resources in order to fully maximize the potential of tozadenant, an A2a receptor antagonist in Phase 3 for Parkinson’s disease, and SYN120, a dual 5-HT6/5-HT2A receptor antagonist in Phase 2 for cognitive and psychotic disorders, and to bring new medicines to patients. We are excited about this offer for our shareholders, the Biotie team and for patients.”

BACKGROUND AND REASONS FOR THE TENDER OFFER

Acorda is a biotechnology company focused on developing therapies that improve the lives of people with neurological disorders, with its common stock listed on Nasdaq US.

Biotie is a specialized drug development company focused on products for neurodegenerative and psychiatric disorders. Through the acquisition, Acorda will obtain worldwide rights to tozadenant, an oral adenosine A2a receptor antagonist currently in Phase 3 development in Parkinson’s disease (PD). In clinical trials, tozadenant reduced average daily OFF time as an adjunct to treatment regimens including levodopa.

Further expanding its Parkinson’s pipeline, Acorda will also obtain global rights to SYN-120, an oral, 5-HT6/5-HT2A dual receptor antagonist in Phase 2 development for Parkinson’s-related dementia, with support from the Michael J. Fox Foundation.

The acquisition also includes two other assets: BTT1023, a fully human monoclonal antibody in Phase 2 development for primary sclerosing cholangitis (PSC), a chronic liver disease; and Selincro, a European Medicines Agency (EMA)-approved therapy for reduction of alcohol consumption marketed by H. Lundbeck A/S in multiple European countries and for which the Company receives royalties.

THE TERMS AND CONDITIONS OF THE TENDER OFFER

The price offered for each share validly tendered into the Tender Offer will be EUR 0.2946 per share in cash.

The price offered for each ADS will be EUR 23.5680 in cash, payable in the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the closing date of the Tender Offer.

The price offered for each stock option or share unit issued by Biotie pursuant to its option and equity incentive plans and convertible into Biotie shares will be the greater of (i) EUR 0.2946 minus the applicable subscription price and (ii) EUR 0.01 in cash. The price offered for each warrant will be EUR 0.1664 in cash.

The specific prices for each of the stock options, share units and warrants have been set out in Annex A of this release.

The completion of the Tender Offer will be subject to the following conditions:

(a)	the valid tender of outstanding shares (including outstanding shares represented by validly tendered ADSs and validly tendered warrants) representing, together with any outstanding shares (including outstanding shares represented by ADSs and warrants) otherwise acquired by the Offeror, more than ninety percent (90%) of the issued and outstanding shares and voting rights of the Company, calculated on a Fully Diluted Basis and otherwise in accordance with Chapter 18 Section 1 of the Finnish Limited Liability Companies Act (21.7.2006/624); as used in this paragraph “Fully Diluted Basis” means an equation in which the numerator represents the aggregate number of outstanding shares (including outstanding shares represented by ADSs) and warrants that have been validly tendered or otherwise acquired by the Offeror and the denominator represents the aggregate number of all outstanding shares (including outstanding shares represented by ADSs) and warrants, as well as shares issuable upon the vesting and exercise of those outstanding equity instruments (other than warrants) that have not been validly tendered into the Tender Offer or otherwise acquired by the Offeror;

(b)	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act;

(c)	no material adverse effect (as defined in the Combination Agreement) having occurred in Biotie after 19 January 2016;

(d)	the Offeror not, after 19 January 2016, having received information previously undisclosed to it that describes a material adverse effect to the Company that occurred prior to 19 January 2016;

(e)	no information made public by the Company or disclosed by the Company to the Offeror being materially inaccurate, incomplete, or misleading, and the Company not having failed to make public any information that should have been made public by it under applicable laws, including without limitation the rules of Nasdaq Helsinki and Nasdaq US, provided that, in each case, the information made public, disclosed or not disclosed or the failure to disclose information constitutes a material adverse effect to the Company;

(f)	no court or regulatory authority of competent jurisdiction (including without limitation the Finnish Financial Supervisory Authority or the SEC) having given an order or issued any regulatory action preventing or enjoining the completion of the Tender Offer;

(g)	the Board of Directors of the Company having issued its recommendation for the Tender Offer and the recommendation remaining in force and not being modified or changed in a manner detrimental to the Offeror; and

(h)	the Combination Agreement not having been terminated and remaining in force and no event having occurred that, with the passage of time, would give the Offeror the right to terminate the Combination Agreement under specified sections of the Combination Agreement that give the Offeror the right to terminate the Combination Agreement in response to a breach of the agreement by the Company.

The Offeror reserves the right to complete the Tender Offer even if the conditions to completion of the Tender Offer have not been fulfilled.

The Tender Offer will commence after the Offeror has obtained certain regulatory relief from the US Securities and Exchange Commission, which is expected to be obtained no later than the end of February 2016, and initially run for twenty (20) banking days. The Offeror reserves the right to extend and is obligated to extend the acceptance period from time to time in accordance with the terms and conditions of the Tender Offer.

The Offeror will make the filings required under the Hart-Scott-Rodino Act, which requires the Offeror to delay the completion of the Tender Offer until the applicable waiting period pursuant to the Hart-Scott-Rodino Act has expired or been terminated. The initial waiting period under the Hart-Scott-Rodino Act is thirty days, unless it is earlier terminated or extended by a request for additional information. The Offeror currently does not believe that the completion of the Tender Offer would require regulatory approvals from competition authorities outside the United States.

The Tender Offer will be financed through cash on Acorda’s balance sheet and the gross proceeds of a private placement to a banking institution of approximately USD 75 million of Acorda’s common stock that was executed concurrently with the execution of the Combination Agreement and that is expected to close by 26 January 2016. The Tender Offer is not conditional upon obtaining any external financing for the Tender Offer.

The detailed terms and conditions of the Tender Offer and information on how to accept the Tender Offer will be included in the tender offer documents that will be published by the Offeror before the commencement of the acceptance period in Finland and in the United States.

Acorda and Biotie have undertaken to follow the Helsinki Takeover Code issued by the Finnish Securities Market Association as referred to in the Finnish Securities Market Act and will comply with the US Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, subject to any relief from the US Securities and Exchange Commission.

On the date of this release, Biotie’s share capital amounts to EUR 279,218,058.55 and the number of shares issued to 1,089,608,083. The Offeror does not currently hold any shares, ADSs, option rights, share units or warrants in Biotie.

COMBINATION AGREEMENT

The Combination Agreement sets forth the principal terms under which the Offeror will make the Tender Offer.

Under the Combination Agreement, the Board of Directors of Biotie has undertaken, in the event of a competing offer, not to cancel or change its recommendation for the Tender Offer, unless

i.	it determines in good faith, after taking advice from external legal counsel and financial advisor that the competing offer is superior to the Offeror’s offer and that therefore it would no longer be in the best interest of the shareholders, ADS holders and holders of stock options, share units and warrants of Biotie to accept the Tender Offer and that failure to cancel or change the Board of Directors’ recommendation for the Tender Offer would be inconsistent with the Board of Directors’ fiduciary duties towards Biotie’s shareholders and holders of other equity instruments under Finnish laws; and

ii.	prior to and as a precondition for cancelling or changing its recommendation, the Board of Directors has complied with certain agreed procedures allowing Acorda to assess the competing offer and to enhance the Tender Offer.

Should Acorda enhance the Tender Offer so as to be at least equally favourable to Biotie’s shareholders as the competing offer, the Board of Directors has undertaken to confirm and uphold the recommendation for the Tender Offer, as enhanced.

Biotie has also agreed not to, directly or through its representatives, solicit or encourage any competing offers or proposals for such offers or other transactions competing with the Tender Offer, nor to facilitate or promote any such competing proposals, unless the Board of Directors has determined that, with respect to an unsolicited competing proposal, failure to take such measures would be inconsistent with the Board of Directors’ fiduciary duties. Biotie has agreed to inform Acorda of any competing proposals and to provide Acorda an opportunity to negotiate with the Board of Directors of Biotie on matters arising from such competing proposals.

The Combination Agreement further includes certain representations, warranties and undertakings by both parties customary in transactions of a similar nature, such as conduct of business by Biotie in the ordinary course of business before the completion of the Tender Offer and cooperation by the parties in necessary regulatory filings and in completing the Tender Offer in the most expeditious manner practicable.

Biotie has further undertaken to compensate Acorda for its reasonable transaction costs in the amount of USD 4,500,000 in the event the Combination Agreement is terminated in connection with the Board of Directors of Biotie withdrawing or changing its recommendation for the Tender Offer.

Acorda’s intention is to cause the shares of Biotie to be delisted from Nasdaq Helsinki and the ADSs to be delisted from Nasdaq US as soon as permitted and reasonably practicable under applicable laws and regulations.

The foregoing summary is not complete and is qualified by reference to the full text of the Combination Agreement.

EFFECT ON BIOTIE’S CURRENT ORGANIZATION

Biotie is headquartered in Turku, Finland, with a subsidiary based in South San Francisco, California. Following the close of the acquisition, Acorda plans to maintain the operations of the South San Francisco in full, including the staff at that site. The future of Biotie’s location in Turku will be considered separately later on. With this addition, Acorda will have operations in three major U.S. biotechnology centers: New York, Boston and San Francisco.

ADVISORS

Lazard, MTS Health Partners, L.P. and J.P. Morgan Securities LLC served as financial advisors, and Kirkland & Ellis, Roschier Attorneys Ltd., Covington & Burling LLP and Jones Day LLP served as legal advisors to Acorda in connection with the Tender Offer.

Guggenheim Securities served as Biotie Therapies’ financial advisors, and Davis Polk & Wardwell LLP and Hannes Snellman Attorneys Ltd. served as Biotie’s legal advisors.

ACORDA THERAPEUTICS, INC.

Board of Directors

FURTHER INFORMATION

For further information, please contact:

Acorda

Jeff Macdonald, Senior Director, Corporate Communications

Tel. + 1 914 326 5232, e-mail: jmacdonald@acorda.com

Felicia Vonella, Investor relations

Tel. + 1 914 326 5146, e-mail: fvonella@acorda.com

Biotie

Timo Veromaa, President and Chief Executive Officer

Tel. +358 2 274 8900, e-mail: timo.veromaa@biotie.com

David Cook, Chief Financial Officer

Tel. +358 2 274 8900, e-mail: david.cook@biotie.com

Virve Nurmi, Investor Relations Manager

Tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

The Trout Group LLC

Lauren Williams, Managing Director

Tel: +44 203 780 4972, e-mail: lwilliams@troutgroup.com

Jennifer Porcelli, Vice President

Tel: +1 646 378 2962, e-mail: jporcelli@troutgroup.com

INFORMATION REGARDING ACORDA

Founded in 1995, Acorda is a biotechnology company focused on developing therapies that improve the lives of people with neurological disorders, with its common stock listed on Nasdaq US.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including multiple sclerosis, Parkinson’s disease, post-stroke walking deficits, epilepsy and migraine. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

INFORMATION REGARDING BIOTIE

Biotie is a specialized drug development company focused on products for neurodegenerative and psychiatric disorders. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being marketed across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson’s disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

ANNEX A

The specific prices for each of the stock options, share units and warrants are as follows:

Outstanding Equity Instrument	Price offered in the Tender Offer (EUR in cash)
2011 Option Rights
2011C (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014 Option Rights
2014A (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014B (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014C (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014D (subscription price EUR 0.01 per share)	0.2846 for each stock option
2014M (subscription price EUR 0.01 per share)	0.2846 for each stock option
2016 Option Rights
Stock option 2016 (subscription price EUR 0.162 per share)	0.1326 for each stock option
2011 Share Rights
2011 Share right	0.2946 for each share right
2014 Share Rights
2014A (subscription price USD 0.01 per share)	0.2854 for each share right
2014B (subscription price USD 0.01 per share)	0.2854 for each share right
2014C (subscription price USD 0.01 per share)	0.2854 for each share right
2014D (subscription price USD 0.01 per share)	0.2854 for each share right
2014M (subscription price USD 0.01 per share)	0.2854 for each share right
Swiss Option Rights
Swiss option (subscription price CHF 0.10 per share)	0.2032 for each stock option
Swiss option (subscription price CHF 0.21 per share)	0.1026 for each stock option
Swiss option (subscription price CHF 0.28 per share)	0.0386 for each stock option
Swiss option (subscription price CHF 0.31 per share)	0.0112 for each stock option
Swiss option (subscription price CHF 0.35 per share)	0.0100 for each stock option
Swiss option (subscription price CHF 0.38 per share)	0.0100 for each stock option
Swiss option (subscription price CHF 0.45 per share)	0.0100 for each stock option
Warrants
Warrants (subscription price EUR 0.17 per share)	0.1664 for each warrant

DISCLAIMER

This press release includes forward-looking statements. All statements, other than statements of historical facts, regarding management’s expectations, beliefs, goals, plans or prospects should be considered forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including the ability to complete the Biotie transaction on a timely basis or at all; the ability to realize the benefits anticipated to be realized by the Biotie transaction and the Civitas transaction; the ability to successfully integrate Biotie’s operations and Civitas’ operations, respectively, into our operations; we may need to raise additional funds to finance our expanded operations and may not be able to do so on acceptable terms; our ability to successfully market and sell Ampyra in the U.S.; third party payers (including governmental agencies) may not reimburse for the use of Ampyra or our other products at acceptable rates or at all and may impose restrictive prior authorization requirements that limit or block prescriptions; the risk of unfavorable results from future studies of Ampyra or from our other research and development programs, including CVT-301, Plumiaz, or any other acquired or in-licensed programs; we may not be able to complete development of, obtain regulatory approval for, or successfully market CVT-301, Plumiaz, or any other products under development; the occurrence of adverse safety events with our products; delays in obtaining or failure to obtain regulatory approval of or to successfully market Fampyra outside of the U.S. and our dependence on our collaboration partner Biogen in connection therewith; competition; failure to protect our intellectual property, to defend against the intellectual property claims of others or to obtain third party intellectual property licenses needed for the commercialization of our products; and failure to comply with regulatory requirements could result in adverse action by regulatory agencies. In addition, the compounds being acquired from Biotie are subject to all the risks inherent in the drug development process, and there can be no assurance that these compounds will receive regulatory approval or be commercially successful. These and other risks are described in greater detail in our filings with the Securities and Exchange Commission. We may not actually achieve the goals or plans described in our forward-looking statements, and investors should not place undue reliance on these statements. Forward-looking statements made in this release are made only as of the date hereof, and we disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this release.

Additional Information

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, we will file, or will cause a new wholly owned subsidiary to file, with the SEC a tender offer statement on Schedule TO. Investors and holders of Biotie Equity Interests are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Biotie with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov upon the commencement of the tender offer. In addition, a copy of the offer to purchase, letter of transmittal and other related tender offer documents (once they become available) may be obtained free of charge by directing a request to us at www.acorda.com or Office of the Corporate Secretary, 420 Saw Mill River Road, Ardsley, New York 10502.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

THE OFFER WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND AND THE UNITED STATES.

IN ADDITION, THE TENDER OFFER DOCUMENTS, THIS RELEASE AND RELATED MATERIALS AND ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. THE TENDER OFFER CANNOT BE ACCEPTED BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG.

This announcement is for information only and does not constitute a tender offer document or an offer, solicitation of an offer or an invitation to a sales offer. Potential investors in Finland shall accept the tender offer only on the basis of the information provided in a tender offer document approved by the Finnish Financial Supervisory Authority and related materials.